Husky Takes Action to Improve Resiliency and Fortify Business, Announces Third Quarter Results

Calgary, Alberta (October 30, 2015) - While Husky Energy continues to make progress implementing cost reductions and efficiencies across its operations, it is taking further action to fortify its business in an extended low oil price environment.

“It is evident that the global oil dynamic has experienced a fundamental shift, driven by the resilience in supply,” said CEO Asim Ghosh. “Back in 2010, we made the decision to stay diversified, integrated and begin a transition into a low sustaining capital business. In a lower for longer world, our low sustaining capital projects in the Asia Pacific Region, oil sands, heavy oil thermals and Downstream margin business have become even more strategic.

“With our underlying strategy that has stood the test of five years and the decisive steps we are taking, Husky will come out of this cycle with an even stronger, more resilient business that will grow profitably at $40 US WTI oil and $3 Cdn AECO gas,” added Ghosh. “We are fortifying the business for today and for the long term.”

Fortifying the Business for the Long Term

Husky has taken a number of actions in response to the prolonged low oil price environment and continues to focus on maximizing the margin captured from every barrel produced.

To strengthen the business and the balance sheet for the long term, several parameters have been established. The business planning assumption for the next two years is $40 US per barrel WTI oil price and $3 Cdn per thousand cubic feet (mcf) AECO gas.

In addition, the Company intends to maintain a strong investment-grade credit rating, with no new net debt anticipated.

Based on these parameters, Husky expects to be able to support its sustaining, maintenance and growth capital requirements, further strengthen the balance sheet, be profitable and generate solid returns.

Several initiatives are being implemented in support of the business plan.

Dividend

The Board of Directors has approved a quarterly dividend of $0.30 (Canadian) per common share for the three-month period ended September 30, 2015. To further support the Company’s long-term business objectives, the quarterly dividend will be issued to all shareholders in the form of common shares.

This initiative will provide for cash flow retention while still delivering the dividend. In addition, it supports long-term value maximization while providing further financial flexibility for Husky to achieve its business and financial objectives.

The Board carefully considers numerous factors, including earnings, commodity price outlook, future capital requirements and the financial condition of the Company. As always, it will continue to review the Company’s dividend policy on a quarterly basis.

The quarterly dividend will be issued in the form of common shares on January 11, 2016 to all shareholders of record at the close of business on November 27, 2015.

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Structural and Cost Efficiencies

Husky has undertaken a number of actions to reduce its cost structure and further measures are planned.

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Capital Expenditures - Remain on track to achieve capital expenditure guidance of about $3.1 billion for 2015. This compares to capital expenditures of $5.0 billion in 2014. The 2016 capital expenditure budget will be announced in December.

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Low Sustaining Capital Transition - The transition to a higher percentage of production coming from lower sustaining capital projects is expected to free up additional capital for higher value projects that are resilient in a low oil price environment.

Historically, sustaining and maintenance capital requirements for both the Upstream and Downstream operations have averaged about $3 billion annually. As a result of the transition to a lower sustaining capital production base and efficiencies achieved to date, sustaining and maintenance capital in 2016 is expected to be in the range of $2.4-2.6 billion. This represents a 15-20 percent reduction.

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Cost Efficiencies - Five years ago, the Company began an efficiency and cost savings program and as of the end of 2014, had realized $1.3 billion in cumulative supply and procurement savings. The program was accelerated in 2015 and achieved the high end of a $400-600 million target in overall cost savings.

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Workforce Reductions - About 1,400 positions have been eliminated as of the end of the third quarter. Of this total, about 80 percent were contractors and 20 percent were full-time employees. Additional workforce adjustments will be undertaken as required in line with the business plan. A Company-wide salary freeze was implemented at the end of 2014 and will be extended.

Accelerating Western Canada Transition

With many elements of the Company’s strategic transformation over the past five years bearing positive results, there is an opportunity in the current environment to further focus the Western Canada portfolio.

Husky is considering a disposition of select oil and natural gas properties in its Western Canada business unit. Such a disposition would not include heavy oil or oil sands assets. This would allow for a more focused capital program with a much larger proportion of capital deployed to higher return assets in a low oil price environment.

To unlock further capital flexibility, the Company is assessing the feasibility of selling third-party royalty interests in Western Canada, representing approximately 2,000 barrels of oil equivalent per day (boe/day) of production in British Columbia, Alberta and Saskatchewan.

Accelerating the rejuvenation of the Western Canada business with these initiatives will improve its resiliency through the various commodity cycles.

Portfolio of Resilient Opportunities - Growing a Higher Quality/Strong Return Production Base

The Company has a rich portfolio of near, mid and long-term growth opportunities. Numerous near-term projects have been identified for potential investment in the 2016 business plan. All are expected to provide strong returns of more than 10 percent at $40 US per barrel WTI and $3 Cdn per mcf AECO gas. In addition, the break even mark for future investments is $30 US per barrel WTI.

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A selection of potential near-term projects includes:

Area	Project	Business Case
Heavy Oil	Rush Lake Phase 2 Lloyd Thermal 1 Lloyd Thermal 2 Lloyd Thermal 3	4 X 10,000 bbls/day thermal projects Long life with low sustaining capital requirements Fast payback
Western Canada	Select resource plays	Delivering good returns in current price environment Strong land position and production results
Downstream	Lima Refinery Heavy Crude Oil Flexibility Project	Maintain integration, maximize margin capture Strong returns
Asia Pacific Region	Liuhua 29-1 field (South China Sea) MDA-MBH, MDK fields (Indonesia)
Can be efficiently developed using existing infrastructure at Liwan Gas Project
Currently negotiating a fixed price and volume sales gas contract

Shallow water developments, shared infrastructure
Ongoing negotiations for fixed price and volume sales gas contract

Atlantic Region	Near-field infills at White Rose West White Rose	Maintain production at White Rose field Uses existing infrastructure, including the SeaRose FPSO Strong netbacks

Detailed guidance on next year’s capital expenditures and production will be provided in December, 2015.

THIRD QUARTER RESULTS

FINANCIAL AND OPERATIONAL HIGHLIGHTS

The Company recorded an adjusted net loss of $101 million in the third quarter, excluding charges for impairments and write downs. Including an after-tax impairment of $3.8 billion and a write down of $167 million related to legacy oil and natural gas assets in Western Canada, the net loss was $4.1 billion. The impairment and write down are non-cash charges stemming from a downward revision in Husky’s longer term oil and natural gas price outlook.

Cash flow from operations was $674 million. Results were impacted by several events, including heavy oil production exposure to the sharp widening of heavy oil differentials as a result of industry refinery outages, an unplanned eight-week shutdown at the Lloydminster Upgrader, which had a $67 million impact, and a FIFO impact of $127 million.

Average Upstream production was 333,000 boe/day compared to 341,000 boe/day in the third quarter of 2014. Highlights included the steady ramp up of the Sunrise Energy Project and strong results from the Liwan Gas Project and the suite of heavy oil thermal projects, including the Rush Lake development which began production in the third quarter. Production in the third quarter was impacted by a planned 18-day turnaround on the SeaRose FPSO (floating production, storage and offloading) vessel in August. A 10-week maintenance program on the Terra Nova FPSO concluded in early July. Overall production in 2015 remains on track with guidance.

Average throughputs at the Downstream refineries and Lloydminster Upgrader were 291,000 barrels per day (bbls/day) compared to 334,000 bbls/day in the third quarter of 2014, which takes into account reduced capacity at the Lima Refinery and unscheduled maintenance at the Upgrader that commenced in late June and concluded in August.

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	Three Months Ended			Nine Months Ended
	Sept 30 2015	June 30 2015	Sept 30 2014	Sept 30 2015	Sept 30 2014
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	333	337	341	342	334
Crude Oil and NGLs (mbbls/day)	223	217	229	226	235
Natural Gas (mmcf/day)	658	722	670	699	594
2) Operating Netback ($/boe) (1)(2)	20.72	28.93	43.05	23.67	45.51
3) Refinery and Upgrader Throughput (mbbls/day)	291	313	334	301	309
4) Cash Flow from Operations(2) (Cdn $ millions)	674	1,177	1,341	2,689	4,390
Per Common Share - Basic ($/share)	0.68	1.20	1.36	2.73	4.46
Per Common Share - Diluted ($/share)	0.68	1.20	1.36	2.73	4.45
5) Net Earnings (Cdn $ millions)	(4,092)	120	571	(3,781)	1861
Per Common Share - Basic ($/share)	(4.17)	0.11	0.58	(3.87)	1.88
Per Common Share - Diluted ($/share)	(4.19)	0.10	0.52	(3.92)	1.84
6) Adjusted Net Earnings (loss)(2)	(101)	124	572	214	1,871
7) Capital Investment, including acquisitions (Cdn $ millions)	823	735	1,279	2,379	3,604
8) Dividend Per Common Share ($/share)	0.30	0.30	0.30	0.90	0.90

(1)	Operating netback includes results from Upstream Exploration and Production and excludes Upstream Infrastructure and Marketing.

(2)	Operating netback, cash flow from operations and adjusted net earnings (loss) are non-GAAP measures. Refer to the Q3 MD&A, Section 11, which is incorporated herein by reference.

KEY AREA SUMMARY

The Company remains on track to add approximately 85,000 bbls/day of net new production by the end of 2016, a portion of which is anticipated to offset natural declines across the portfolio.

Near-Term Growth Projects	Business	First Production	Forecast Net Peak Production (bbls/day)
Sunrise Energy Project Plant 1A	Oil Sands	Delivered	15,000 (mid-2016)
South White Rose Extension	Atlantic Region	Delivered	15,000
Rush Lake	Heavy Oil Thermal	Delivered	10,000 (Achieved)
Sunrise Energy Project Plant 1B	Oil Sands	Delivered	15,000 (late 2016)
Edam East	Heavy Oil Thermal	Q2/16 (Accelerated)	10,000
Edam West	Heavy Oil Thermal	Q3/16 (Accelerated)	4,500
Vawn	Heavy Oil Thermal	Q3/16 (Accelerated)	10,000
North Amethyst Hibernia well	Atlantic Region	2016-2017	5,000

•	Heavy Oil

Husky has advanced its production timetable for three heavy oil thermal projects.

•	The 10,000 bbls/day Edam East project is scheduled to come online in the second quarter of 2016.

•	The 4,500 bbls/day Edam West project is set to begin production in the third quarter of 2016.

•	The 10,000 bbls/day Vawn project is expected to start up in the third quarter of 2016.

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Production from heavy oil thermal projects has reached approximately 55,000 bbls/day, reflecting the startup of the 10,000 bbls/day Rush Lake project. Including Rush Lake, which is the seventh thermal project, the Company expects to add about 35,000 bbls/day of new Lloydminster heavy oil thermal production by the end of 2016.
Husky has identified four additional 10,000 bbls/day thermal projects for potential development before 2021, subject to final approvals and capital availability. Based on recent resource estimates, the Company is continuing to evaluate and assess a substantial inventory of new thermal projects for potential development in the 2020-plus timeframe.

At the Tucker Thermal Project, work is continuing to increase production and improve returns, with a new sustaining well pad drilled to help offset natural declines. Overall production at Tucker has averaged about 15,000 bbls/day since the beginning of September, 2015 compared to average production of about 6,000 bbls/day in 2010.

•	Western Canada

Production from the Ansell resource play averaged 20,000 boe/day in the third quarter, compared to about 17,500 boe/day in the third quarter of 2014. Overall resource play production was approximately 38,500 boe/day compared to 34,000 boe/day in the same period a year ago.

Oil-related drilling and completion activity in 2015 continues to be curtailed as a result of the low oil price environment.

•	Downstream

Construction of the Saskatchewan Gathering System continued in the third quarter and is more than three quarters complete. The increased capacity will accommodate growing thermal production and is a key part of the fully integrated Downstream business.

Husky and Imperial Oil have entered into a contractual agreement to create a single expanded truck transport network of about 160 sites. The larger national network is expected to better serve Canadian commercial and truck transport customers. The agreement is subject to approval by Canada’s Competition Bureau and other closing conditions.

•	Asia Pacific Region

The Liwan Gas Project maintained steady production in the third quarter with combined gross gas sales volumes, including the Liuhua 34-2 field, averaging 295 million cubic feet per day (mmcf/day), comparable to the second quarter. Gross sales of associated natural gas liquids were about 14,800 boe/day.

Indonesia

Offshore Indonesia in the Madura Strait, construction of a wellhead platform and pipeline infrastructure at the liquids-rich BD field is more than 50 percent complete. An FPSO is being built to process the gas and liquids production from the field, which is on track for first production in 2017.

A tendering process is under way for a floating production vessel and related engineering, procurement, construction and installation contract to develop the combined MDA-MBH fields in the Madura Strait. The fields are expected to be progressively brought on production in the 2017-2019 timeframe. The MDK field is scheduled to be tied into the MDA-MBH fields in the same timeframe.

Combined net sales volumes from the BD, MDA-MBH and MDK fields are expected to be about 100 mmcf/day of gas and 2,400 boe/day of associated liquids once fully ramped up.

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•	Oil Sands

The Sunrise Energy Project is steadily ramping up production towards expected capacity of about 60,000 bbls/day (30,000 bbls/day net to Husky) around the end of 2016. The second of two processing plants began steaming in the third quarter.

Steaming is under way on all 55 well pairs, up from 25 well pairs at the end of July, with 36 well pairs now on production. Volumes are continuing to increase ahead of plan.

Consistent reservoir and facility performance has contributed to increasing production volumes, which are currently in the range of 13,000-14,000 bbls/day (gross) compared to 5,500 to 6,000 bbls/day (gross) reported in the second quarter.

Production from Sunrise is being processed at the Company’s jointly owned refinery in Toledo.

•	Atlantic Region

Oil production has commenced from the second of two development wells at the South White Rose extension drill centre. Production is tied back to the SeaRose FPSO vessel. Net combined peak production reached about 15,000 bbls/day in early September.

Subject to rig availability, drilling of the Hibernia formation well beneath the North Amethyst field is now planned in the 2016-2017 timeframe.

MAINTENANCE AND TURNAROUNDS

Upstream

•	The planned turnaround of the SeaRose FPSO vessel concluded in August.

•	A 10-week maintenance program on the partner-operated Terra Nova FPSO wrapped up in early July. A one-week outage on the Terra Nova concluded early in the fourth quarter.

•	Third-party outages in Western Canada in the third quarter impacted production by about 3,000 boe/day.

Downstream

•	Husky’s Lloydminster Upgrader was shut down for maintenance in late June and returned to normal operations in late August.

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Work is continuing on repairs to the Lima Refinery isocracker. A six to eight-week maintenance turnaround has been scheduled at the refinery starting in the second quarter of 2016, and the isocracker is expected to resume operations at the same time as the refinery startup.

CORPORATE DEVELOPMENTS

The Board of Directors has approved a quarterly dividend of $0.30 (Canadian) per common share for the three-month period ended September 30, 2015.

The quarterly dividend will be issued in the form of common shares on January 11, 2016 to all shareholders of record at the close of business on November 27, 2015.

Regular quarterly dividend payments on each of the Cumulative Redeemable Preferred Shares, Series 1, Series 3,
Series 5 and Series 7 will be paid for the three-month period ended December 31, 2015. The dividends will be payable on December 31, 2015 to holders of record at the close of business on November 27, 2015.

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Share Series	Dividend Type	Rate (%)	Dividend Paid ($/share)

Series 1	Regular	4.45	$0.27813
Series 3	Regular	4.50	$0.28125
Series 5	Regular	4.50	$0.28125
Series 7	Regular	4.60	$0.28750

CONFERENCE CALL

A conference call will take place on Friday, October 30 at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss Husky's third quarter results. CEO Asim Ghosh, COO Rob Peabody, CFO Jon McKenzie and Downstream Senior VP Bob Baird will participate in the call.

To listen live: Canada and U.S. Toll Free: 1-800-319-4610 Outside Canada and U.S.: 1-604-638-5340
To listen to a recording (after 10 a.m. Oct. 30)

Canada and U.S. Toll Free: 1-800-319-6413
Outside Canada and U.S.: 1-604-638-9010
Passcode: 2658 followed by # sign
Duration: Available until November 29, 2015
Audio webcast: Available for 90 days at www.huskyenergy.com under Investor Relations

Husky Energy is one of Canada's largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C, HSE.PR.E. and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact: Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

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FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", “is targeting”, "estimated", "intend", "plan", "projection", "could", “aim”, "vision", "goals", "objective", "target", "schedules" and "outlook"). In particular, forward-looking statements in this news release include, but are not limited to, references to:

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with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and strategies and the anticipated results thereof; the Company's capital expenditure guidance for 2015; anticipated sustaining and maintenance capital in 2016; anticipated additional workforce adjustments; business cases for certain of the Company's near-term projects; anticipated new production additions by the end of 2016;

•	with respect to the Company's Asia Pacific Region: anticipated timing of first production from, and expected combined net sales volumes from, the BD, MDA, MBH, and MDK fields in the Madura Strait;

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with respect to the Company's Atlantic Region: forecast volume of net peak production from the South White Rose Extension; anticipated timing of drilling at, first production from, and forecast net peak daily production from, the Company’s North Amethyst Hibernia well project;

•	with respect to the Company's Oil Sands properties: forecast timing and volume of net peak production from Sunrise Energy Project Plants 1A and 1B;

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with respect to the Company's Heavy Oil properties: anticipated timing of first production from, and forecast net peak daily production from, the Company’s Edam East, Edam West and Vawn heavy oil thermal projects;

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with respect to the Company's Western Canadian oil and gas resource plays: potential for disposition of select oil and natural gas properties in the region; potential for sale of third-party royalty interests in the region;

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with respect to the Company's Downstream operating segment: anticipated benefits of the proposed Saskatchewan Gathering System; anticipated benefits of the proposed expanded truck transport network; scheduled timing and duration of a turnaround at the Lima Refinery; and expected timing of resumption of operations of the Lima Refinery isocracker.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

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The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Non-GAAP Measures

This news release contains certain terms which do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measurements are used to enhance the Company's reported financial performance or position. With the exception of adjusted net earnings (loss) and cash flow from operations, there are no comparable measures to these non-GAAP measures in accordance with IFRS. These non-GAAP measures are considered to be useful as complementary measures in assessing Husky's financial performance, efficiency and liquidity. These terms include:

•	Adjusted Net Earnings (loss). Please refer to section 11 of the Company's Management's Discussion and Analysis dated October 29, 2015.

•	Cash Flow from Operations. Please refer to section 11 of the Company's Management's Discussion and Analysis dated October 29, 2015.

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Operating netback is a common non-GAAP metric used in the oil and gas industry.  This measurement assists management and investors to evaluate the specific operating performance by product at the oil and gas lease level.  The operating netback was determined as realized price less royalties, operating costs and transportation on a per unit basis.

Disclosure of Oil and Gas Information

Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company uses the terms barrels of oil equivalent ("boe"), which is consistent with other oil and gas producer’s disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other producers but does not represent value equivalency at the wellhead.

Note to U.S. Readers

All currency is expressed in Canadian dollars unless otherwise directed.

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